

May 11, 2015

<u>Via E-mail</u>
Frederick Courouble
President and Chief Executive Officer
California Carbon Industry, Inc.
222 Sepulveda Boulevard Suite 2000
El Segundo, California 90245

> **Re: California Carbon Industry, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 27, 2015**
> **File No. 333-201812**

Dear Mr. Courouble:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 26, 2015 letter.

<u>General</u>

1. We note your response to comment one in our letter dated February 26, 2015. Please supplementally provide us with the confidential executive summary you provided to your potential investors.

<u>Prospectus Cover Page</u>

2. We note your response to comment two in our letter dated February 26, 2015. Please disclose, if true, that you are not a blank check company and have no intention to engage in a business combination.

Plan of Operation, page 25

3. Please revise your disclosure on page 26 to explain what a carbon fiber pre-preg is and how it is used.

4. We note your response to comment 17 in our letter dated February 26, 2015. Please include the information from your response in this section of your registration statement.

5. Please identify the "outside laboratory" at which you test your projects, and explain whether you have entered into any contracts relating to the use of the laboratory.

6. Please further expand your description of the plan to build an R&D facility. Please explain when you expect to begin development, any progress on the facility to date, and when you expect the facility to be complete.

Market Opportunity, page 30

7. We note your references to established aerospace firms such as SpaceX, NASA, Airbus and Boeing. Please explain whether you have any current connections to such firms and why you believe you will be able to supply such firms. In the alternative, please remove this list of aerospace firms.

Employees, page 32

8. We note your response to comment 24 in our letter dated February 26, 2015. Please revise to make the disclosure in your risk factor, "The Company is dependent on the performance of certain personnel" on page 9, that Mr. Courouble "plans" to devote his full-time working efforts to the company, consistent with the disclosure on page 32 that he is "currently" working full-time with your company.

Summary Compensation Table, page 34

9. We note your response to comment 25 in our letter dated February 26, 2015. Please file a written description of your unwritten employment payment arrangements with Messrs. Courouble and Okada as exhibits with your next amendment. Please see Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations.

Certain Relationships and Related Transactions, page 38

10. We note your revisions in response to comment 4 in our letter dated February 26, 2015. Please further revise your disclosure to state which companies are viable or dormant and which businesses have been modified and restated from the description in their offering documents. Please also revise the biographies on page 32 to reflect the employment and affiliation of certain members of management with Gen3Bio.

Financial Statements

Statement of Stockholders' Deficit, page F-6

4. Stockholders' Deficit, page F-12

11. We note your response to comment 28 in our letter dated February 26, 2015. Given that your subscription receivable remains unpaid as of October 31, 2014, please tell us how you determined that these shares should be considered issued and outstanding as of October 31, 2014. Please also tell us how you determined that these shares issued for stock receivable should be included in basic and diluted weighted average shares outstanding in calculating earnings per share on page F-5 and F-18. Please also tell us how you determined that shares issued for stock receivable should be included in the number of shares outstanding before and after the offering as well as in your dilution calculation. Please cite the accounting literature used to support your conclusion. Please revise your disclosures throughout the document accordingly. Refer to ASC 505-10-45-2.

Financial Statements – January 31, 2015

3. Stockholders' Deficit, page F-21

12. In your statement of cash flows on page F-19, you disclosed that proceeds from sale of common stock were $17,300. Please revise your footnote to include the components that are included in these proceeds including but not limited the amounts related to subscriptions receivables.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or, in his absence John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Erin Jaskot, Staff Attorney at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Pamela Long
Assistant Director

Cc: Via E-mail
         Lance Brunson, Esq.